# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GMS INC., CIK 0001600438
CUSIP: 36251C103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 100 Crescent Centre Parkway, Suite 800, Tucker, Georgia (2Q), 30084
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001409751

## Reporting persons
- Coliseum Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,825,151; sole dispositive power 0; shared dispositive power 3,825,151; aggregate amount beneficially owned 3,825,151 (9.96% of the class)
- Coliseum Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,193,244; sole dispositive power 0; shared dispositive power 3,193,244; aggregate amount beneficially owned 3,193,244 (8.3% of the class)
- Coliseum Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,887,233; sole dispositive power 0; shared dispositive power 2,887,233; aggregate amount beneficially owned 2,887,233 (7.5% of the class)
- Coliseum Capital Co-Invest III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 25,846; sole dispositive power 0; shared dispositive power 25,846; aggregate amount beneficially owned 25,846 (0.1% of the class)
- Coliseum Capital Co-Invest IV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 280,165; sole dispositive power 0; shared dispositive power 280,165; aggregate amount beneficially owned 280,165 (0.7% of the class)
- Adam Gray: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,825,151; sole dispositive power 0; shared dispositive power 3,825,151; aggregate amount beneficially owned 3,825,151 (9.96% of the class)
- Christopher Shackelton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,825,151; sole dispositive power 0; shared dispositive power 3,825,151; aggregate amount beneficially owned 3,825,151 (9.96% of the class)

## Item 1. Issuer
Name of issuer: GMS INC.
Address of issuer's principal executive offices: 100 Crescent Centre Parkway, Suite 800, Tucker, Georgia 30084

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Coliseum Capital Management, LLC ("CCM"), Coliseum Capital LLC ("CC"), Coliseum Capital Partners, L.P. ("CCP"), Coliseum Capital Co-Invest III, L.P. ("CCC III"), Coliseum Capital Co-Invest IV, L.P. ("CCC IV"), Adam Gray ("Gray") and Christopher Shackelton ("Shackelton" and together with CCM, CC, CCP, CCC III, CCC IV and Gray, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.
Citizenship: (i) CCM is a Delaware limited liability company; (ii) CC is a Delaware limited liability company; (iii) CCP is a Delaware limited partnership; (iv) CCC III is a Delaware limited partnership; (v) CCC IV is a Delaware limited partnership, (vi) Gray is a United States citizen; and (vii) Shackelton is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (i) CCM is the beneficial owner of 3,825,151 shares of common stock, $0.01 par value per share ("Common Stock"); (ii) CC is the beneficial owner of 3,193,244 shares of Common Stock; (iii) CCP is the beneficial owner of 2,887,233 shares of Common Stock; (iv) CCC III is the beneficial owner of 25,846 shares of Common Stock; (v) CCC IV is the beneficial owern of 280,165 shares of Common Stock; (vi) Gray is the beneficial owner of 3,825,151 shares of Common Stock; and (vii) Shackelton is the beneficial owner of 3,825,151 shares of Common Stock.
Percent of class: (i) CCM - 9.96%; (ii) CC - 8.3%; (iii) CCP - 7.5%; (iv) CCC III - 0.1%; (v) CCC IV - 0.7%; (vi) Gray - 9.96%; and (vii) Shackelton - 9.96%. The ownership percentage of each Reporting Person has been calculated based on an assumed total of 38,389,078 shares of Common Stock issued and outstanding as of February 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 6, 2025.
Sole power to vote or to direct the vote: (i) 0 shares of Common Stock for CCM; (ii) 0 shares of Common Stock for CC; (iii) 0 shares of Common Stock for CCP; (iv) 0 shares for CCC III; (v) 0 shares of Common Stock for CCC IV; (vi) 0 shares of Common Stock for Gray; and (vii) 0 shares of Common Stock for Shackelton.
Shared power to vote or to direct the vote: (i) 3,825,151 shares of Common Stock for CCM; (ii) 3,193,244 shares of Common Stock for CC; (iii) 2,887,233 shares of Common Stock for CCP; (iv) 25,846 shares of Common Stock for CCC III; (v) 280,165 shares of Common Stock for CCC IV, (vi) 3,825,151 shares of Common Stock for Gray; and (vii) 3,825,151 shares of Common Stock for Shackelton.
Sole power to dispose or to direct the disposition: (i) 0 shares of Common Stock for CCM; (ii) 0 shares of Common Stock for CC; (iii) 0 shares of Common Stock for CCP; (iv) 0 shares for CCC III; (v) 0 shares of Common Stock for CCC IV; (vi) 0 shares of Common Stock for Gray; and (vii) 0 shares of Common Stock for Shackelton.
Shared power to dispose or to direct the disposition: (i) 3,825,151 shares of Common Stock for CCM; (ii) 3,193,244 shares of Common Stock for CC; (iii) 2,887,233 shares of Common Stock for CCP; (iv) 25,846 shares of Common Stock for CCC III; (v) 280,165 shares of Common Stock for CCC IV, (vi) 3,825,151 shares of Common Stock for Gray; and (vii) 3,825,151 shares of Common Stock for Shackelton.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: CCM is the investment adviser to CCP, CCC III and CCC IV, each of which is an investment limited partnership. CC is the General Partner of CCP, CCC III and CCC IV. Gray and Shackelton are the managers of CC and CCM. The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP, CCC III, CCC IV and a separate account managed by CCM (the "Separate Account"). CCP is the record owner of 2,887,233 shares of Common Stock; CCC III is the record owner of 25,846 shares of Common Stock; CCC IV is the record owner of 280,165 shares of Common Stock and the Separate Account is the record owner of 631,907 shares of Common Stock.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Coliseum Capital Management, LLC: Chivonne Cassar, Attorney-in-fact (05/15/2025)
- Coliseum Capital, LLC: Chivonne Cassar, Attorney-in-fact (05/15/2025)
- Coliseum Capital Partners, L.P.: Chivonne Cassar, Attorney-in-fact (05/15/2025)
- Coliseum Capital Co-Invest III, L.P.: Chivonne Cassar, Attorney-in-fact (05/15/2025)
- Coliseum Capital Co-Invest IV, LP: Chivonne Cassar, Attorney-in-fact (05/15/2025)
- Adam Gray: Chivonne Cassar, Attorney-in-fact (05/15/2025)
- Christopher Shackelton: Chivonne Cassar, Attorney-in-fact (05/15/2025)